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                             September 17, 2020

       Tina Miller
       Chief Financial Officer
       Lithia Motors Inc.
       150 N. Bartlett Street
       Medford, Oregon 97501

                                                        Re: Lithia Motors Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 21,
2020
                                                            File No. 1-14733

       Dear Ms. Miller:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Segments, page 28

   1. The presentation of the subtotal of Total Segment Income in any context other than the
                                                        ASC 280 required
reconciliation in the footnotes to the financial statements represents the presentation of a
non-GAAP measure. Refer to Question 104.04 of the Non-GAAP
                                                        Compliance and
Disclosure Interpretations. Please revise your reconciliation or identify Total Segment
Income as a non-GAAP measure.
       Note 1. Summary of Significant Accounting Policies
       Stock-Based Compensation, page F-12

   2. Please explain to us what you mean when you disclose that the fair value of non-vested stock awards is based
on the intrinsic value on the date of grant. We are aware of the
 Tina Miller
Lithia Motors Inc.
September 17, 2020
Page 2
      definition of intrinsic value in ASC 718-10-20 that a non-vested share may be described as an option on that share with an exercise price of zero. Thus, the fair value of a share is the same as the intrinsic value of such an option on that share.
Note 18. Segments, page F-33

3. Please tell us your consideration of disclosing total expenditures for each reportable segment for additions to long-lived assets. Refer to ASC 280-10-50-25b.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson at (202) 551-3318 or Jim Allegretto at (202) 551-
3849 with any questions.



                                                             Sincerely,
FirstName LastNameTina Miller
                                                             Division of
Corporation Finance
Comapany NameLithia Motors Inc.
                                                             Office of Trade &
Services
September 17, 2020 Page 2
cc:       Edward Impert
FirstName LastName